

August 3, 2021

Eldar Cegla
Chief Financial Officer
Innoviz Technologies Ltd.
2 Amal Street
Afek Industrial Park
Rosh HaAin, Israel 4809202

>   **Re: Innoviz Technologies Ltd.**
>   **Registration Statement on Form F-1**
>   **Filed July 27, 2021**
>   **File No. 333-258203**

Dear Eldar Cegla:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sherry Haywood at (202) 551-3345 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: Ryan J. Maierson